Ex. (h)(iv)

Amendment to Transfer Agency and Services Agreement

This Amendment, entered into as of June 19, 2014 (the “Execution Date”) and effective as of August 13, 2014 (the “Effective Date”), to the Transfer Agency and Services Agreement (this “Amendment”), by and between Wakefield Alternative Series Trust, a Delaware statutory trust established under the laws of the State of Delaware (the “Trust”), and ALPS Fund Services, Inc., a Colorado corporation (“ALPS”).

WHEREAS, the Trust and ALPS entered into a Transfer Agency and Services Agreement, dated as of May 22, 2012, as in effect prior to giving effect to this Amendment (the “Agreement”); and

WHEREAS, the Trust and ALPS wish to amend the provisions of the Agreement to reflect an adjustment of the Renewal Term under Section 15(b) of the Agreement; and

WHEREAS, the Trust and ALPS wish to amend the provisions of the Agreement to reflect (i) a revised APPENDIX A – LIST OF PORTFOLIOS, and (ii) a revised FEE SCHEDULE - COMPENSATION.

NOW, THEREFORE, the parties hereby agree to amend the Agreement as follows:

1.        Section 19(b) of the Agreement is hereby deleted in its entirety and replaced with the following:

Section 19. Duration and Termination of this Agreement

(a) ***

2.        Renewal Term. If not sooner terminated, this Agreement shall renew at the end of the Initial Term until September 12, 2014 and shall thereafter continue for successive annual periods until terminated by either party upon not less than sixty (60) days’ written notice prior to the expiration of the then current renewal term or for cause pursuant to Section 19(c) hereof. ALPS shall provide written notice to the Fund of the pending Renewal Term at least thirty (30) days in advance of the end of the Initial Term or any subsequent Renewal Term.

3.        Upon the Effective Date, the parties hereto agree to delete the current APPENDIX A – LIST OF PORTFOLIOS of the Agreement in its entirety and replace it with a new APPENDIX A – LIST OF PORTFOLIOS attached hereto and incorporated by reference herein.

4.        Upon the Effective Date, the parties hereto agree to delete the current FEE SCHEDULE – COMPENSATION of the Agreement in its entirety and replace it with a new FEE SCHEDULE – COMPENSATION attached hereto and incorporated by reference herein.

Ex. (h)(iv)

5.        Except as specifically set forth herein, all other provisions of the Agreement shall remain in full force and effect. Any items not defined in this Amendment shall have the meanings ascribed to them in the Agreement.

IN WITNESS WHEREOF, the parties have executed this Amendment as of the Execution Date.

WAKEFIELD ALTERNATIVE SERIES TRUST		ALPS FUND SERVICES, INC.

By:	/s/ Patrick F. Hart III	By:	/s/ Jeremy O. May
Name: Patrick F. Hart, III			Name: Jeremy O. May
Title: President			Title: President

Ex. (h)(iv)

APPENDIX A

LIST OF PORTFOLIOS

(Effective August 15, 2014)

Wakefield Managed Futures Strategy Fund

Clinton Long Short Equity Fund

Ex. (h)(iv)

FEE SCHEDULE

COMPENSATION

1.	Transfer Agency Services (Appendix B)

Annual Fee: $27,500 annual base fee per Portfolio

Fees are billable on a monthly basis at the rate of 1/12 of the annual fee. A charge is made for an account in the month that an account opens.

Annual Open Account Fee:

Open Accounts	Fees Per Account
Direct	$9.00
NSCC	$7.00

Annual Inactive Account Fee:

$0 per inactive account (an inactive account is an account with a zero balance that has had activity in the last eighteen months)

Annual Closed Account Fee:

$0 per closed account (a closed account is an account with a zero balance that has not had activity in the last eighteen months)

2.	Transfer Agent Web Services (Appendix C)

Fees for a basic shareholder site configuration are included in the fees set forth in this Appendix under Transfer Agency Services above. A basic shareholder site configuration includes the following:

(a)	A single instance of TA Web that is configured to match the color and logo found on the Fund marketing site;
(b)	Any changes to the wording used throughout the site, including terms of use and shareholder agreement;
(c)	Access to all existing functionality as well as new functionality that may be made available to Fund; and
(d)	An implementation phase during which Fund is able to review and comment on shareholder site before it is made available to the shareholders.

Any graphical or programmatic modifications beyond what is offered or requested after the initial establishment of the TA Web Site will be completed based on an approved proposal that includes a statement of work, a timeline and the associated fees. Fees are billed on a time and materials basis at then-current billing rates.

3.	Transfer Agent IVR Services (Appendix D)

Fees for a basic TA IVR instance are included in the fees set forth in this Appendix under Transfer Agency Services above. A basic instance includes the following:

(a)	A single instance of IVR that is linked to the Fund’s identity using audio prompt;
(b)	Access to all existing functionality as well as new functionality that may be made available to Fund; and
(c)	An implementation phase during which Fund is able to review and comment on IVR configuration before it is made available to the shareholders.

Ex. (h)(iv)

Any call flow modifications beyond what is offered or requested after the initial establishment of the TA IVR instance will be completed based on an approved proposal that includes a statement of work, a timeline and the associated fees. Fees are billed on a time and materials basis at then-current billing rates.

4.	ALPS Virtual Access (Appendix E)

Fees for Fund and third-party access to AVA are included in the fees set forth in this Appendix under Transfer Agency Services above. This access includes the following:

(a)	User ids for an unlimited number of Fund employees and approved third parties;
(b)	Technical support and training for all Fund employees’ and
(c)

An implementation phase during which Fund is able to review the data available on AVA, review the current list of users with access to its shareholder information, request new users to be added and determine what update functionality (if any) will be required.

Any functionality modifications beyond what is offered or requested after the initial establishment of the Fund on AVA will be completed based on an approved proposal that includes a statement of work, a timeline and the associated fees. Fees are billed on a time and materials basis at then-current billing rates.

* * * * *

Out-of-Pocket Fees:

In addition, the Fund agrees to pay ALPS its out-of-pocket expenses including, but not limited to, statement and confirmation production (including both printed and e-delivery); statement paper and envelopes; postage; forms; wire fees and other bank charges; NSCC interface fees; 22c-2 fees; sales reporting fees; customized programming/enhancements; SAS 70 control review reports; retirement account disclosure statement language; IRA custodial fees; telephone; records storage; advances incurred for postage; other miscellaneous expenses that may occur at the Fund’s discretion. Postage for mailing of dividends, Fund reports and other mailings to all shareholder accounts shall be advanced to ALPS by the Fund at least seven (7) days prior to the mailing date of such materials. ALPS will seek advance approval before incurring any out-of-pocket expenses that are out of the ordinary course of business.

LATE CHARGES: All invoices are due and payable upon receipt. Any invoices not paid within thirty (30) days of the invoice date are subject to a one percent (1%) per month financing charge on any unpaid balance but only to the extent permitted by law.